UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ/MF: 90.400.888/0001-42

Publicly-Held Company with Authorized Capital

NIRE: 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or "Company") received on February 21st, 2018, Official Letter No. 229/2018-SAE/GAE1 ("Official Letter") with the following content:

“Considering the material fact of 02-19-2018, informing that Santander Brasil’s concluded, on the date hereof, the acquisition of totality of shares issued by Isban Brasil S.A. and that the purchase of shares representing 100% of the capital stock of Produban Serviços de Informática S.A. will be subjected to the execution of definitive documents and accomplishment of certain conditions precedent, we request the company to inform, until 02-21-2018, if these transactions shall trigger the performance of withdrawal right by the shareholders of this company, pursuant to Article 256 of Law No. 6,404/76, as amended by Law No. 10,303/01.

If there is triggering of withdrawal right, inform:

•                          The shareholders registered on which date with the Company’s track records will the right to withdraw;

•                          The reimbursement amount, in BRL per share;

•                          The deadline and proceedings that withdrawing shareholders will have to adopt to express themselves.”

RESPONSE:

         In attention to the questioning pointed out above, Santander Brasil informs that transactions scope of the Letter do not constitute a relevant investment and do not meet the hypothesis of Article 256 of Law No. 6,404/76, therefore, there is no triggering of right of withdrawal by its shareholders.

         Being the information herein sufficient to provide response to the mentioned Letter, Santander Brasil remains at your disposal for further clarifications, registering its votes of esteem and consideration.

São Paulo, February 21st, 2018.

Angel Santodomingo Martell

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 21, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer